SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                              Commission File Number   333-75956
                                              CUSIP NUMBER  67020E104
                                                            ---------


(Check  One)
[ ]  Form 10-K and Form 10-KSB   [ ]  Form 11-K   [ ]  Form 10-D
[ ]  Form 20-F   [X]  Form 10-Q and Form 10-QSB   [ ]  Form N-SAR
[ ]  Form N-CSR

     For  period  ended    June  30,  2005
                           ---------------

[ ]  Transition  Report  on  Form  10-K  and  Form  10-KSB
[ ]  Transition  Report  on  Form  20-F
[ ]  Transition  Report  on  Form  11-K
[ ]  Transition  Report  on  Form  10-Q  and  Form  10-QSB
[ ]  Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended
                                          ---------------

     Read  Attached  Instruction  Sheet  Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                                ----------------

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

     Full  name  of  registrant  NS8  Corporation
                                 -----------------------------------------------

     Address  of  principal  executive  office  One  Union  Square  Center,  600
                                                --------------------------------
University  Street,  Suite  1525
--------------------------------------------------------------------------------
     City,  State  and  Zip  Code   Seattle,  WA  98101
                                    --------------------------------------------

                                     PART II
                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [x] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to unanticipated delays in completing its unaudited financial statements for the period ended June 30, 2005, Registrant has only recently provided such financial statements and related data to its independent accountants for review.

                                    PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Kenneth  S.  Goodwin,  Esq.                 (212)             400-6900
--------------------------------------------------------------------------------
                                         (Area  Code)     (Telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify  report(s)                                   [x]  Yes           [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [x]  Yes           [ ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

     Net loss for the quarter ended June 30, 2005 is anticipated to be approximately $1,152,288, compared to a net loss for the quarter ended June 30, 2004 that was approximately $3,243,381. Registrant is a development stage company and incurred decreased operating expenses during 2005.




                                 NS8 Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August  15,  2005                         By:  /s/  Ricardo  Rosado
                                                      ---------------------
                                                      Ricardo  Rosado,  CFO